POWELL                                                  Atlanta   -   Washington
GOLDSTEIN

                                                      RESIDENT IN ATLANTA OFFICE
                                                    DIRECT DIAL:  (404) 572-4561
                                                            JWHEELER@POGOLAW.COM



                                February 15, 2007


Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C.  20549
Attn:  David Lyon

     Re:  CBC  Holding  Company
          Schedule 14A (Amendment No. 6)
          Filed on December 28, 2006
          File No. 0-22451

          Schedule 13E-3 (Amendment No. 6)
          Filed on December 28, 2006
          File No. 5-52551

Ladies and Gentlemen:

     On behalf of our client, CBC Holding Company ("CBC" or the "Company"), we are responding to the comments received from your office by letter dated February 6, 2007 with respect to the above-referenced Schedule 14A and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the
Schedule 14A. We have annotated the marked copy of Amendment No. 6 to the Proxy Statement with cross-references indicating to which comment we are responding. Please note that we have incorporated the reclassification proposal into the Company's proxy statement for its annual meeting of shareholders.

Dear Shareholder Letter
-----------------------

1. Please present a brief description of the pros and cons of the preferred stock in the same place with reference to the more complete pros and cons section in the filing.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

2.   Please  revise  the  third  paragraph  to  disclose  the  dividend premium.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

3. Disclose here and in the summary that the limited trading market for the preferred stock may make them difficult or even impossible to sell in a timely manner or at all.


     One Atlantic Center    Fourteenth Floor    1201 West Peachtree Street, NW
                             Atlanta, GA  30309-3488
                     Tel: 404.572.6600    Fax: 404.572.6999
                                 www.pogolaw.com


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                                              Securities and Exchange Commission
                                                               February 15, 2007
                                                                          Page 2


     WE HAVE REVISED BOTH THE SHAREHOLDER LETTER AND THE SUMMARY ACCORDINGLY.

4. Please reference that small shareholders can take steps to remain equity holders by placing them with a broker and to be held in "Street Name" as discussed in the summary.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

5. At an appropriate place in your document, please consider naming the brokerage firms or similar institutions that currently hold 559 shares in street name.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

6. Disclose that all of the officers and directors will retain their common stock.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

7. With consideration to disclosure here or elsewhere in the proxy statement, please advise us of any owners of significant amounts of common stock, other than the officers and directors, who you understand will vote their shares in favor of these measures. Indicate the number and percentage of shares they will vote and the impact on passage.

     THE COMPANY IS NOT AWARE OF ANY SHAREHOLDERS, OTHER THAN THE OFFICERS AND DIRECTORS, WHO HAVE EXPRESSED THAT THEY INTEND TO VOTE THEIR SHARES IN FAVOR OF THE RECLASSIFICATION. WE HAVE CHOSEN NOT TO MAKE THE SUGGESTED DISCLOSURE AS ANY SUCH DISCLOSURE WOULD BE SPECULATION ONLY.

Summary
-------

8. Please briefly disclose your continuing FDIC reporting requirements and the availability of this information. We note that related disclosure on page 33 about FDIC filings.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Proposals to be considered, page 3
----------------------------------

9. We note from the third bullet that you might adjourn. Any adjournment to solicit additional votes must be included on the form of proxy as a separate measure for approval. Please revise as appropriate.

     WE HAVE REVISED THE FORM OF PROXY ACCORDINGLY.

Terms of the Series A, page 6
------------------------------

10. At the first bullet, disclose with dollar amounts, if the preferred stock will be subordinate to any other issuances of stock or indebtedness of CBC at issuance. If not, please specifically state this in the filing.


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                                              Securities and Exchange Commission
                                                               February 15, 2007
                                                                          Page 3


     WE HAVE REVISED THE DISCLOSURE TO STATE THAT THE PREFERRED STOCK WILL NOT BE SUBORDINATE TO ANY OTHER ISSUANCE OF STOCK OR INDEBTEDNESS OF THE COMPANY.

11. At Liquidation Rights, page 7, or elsewhere in the filing, please explain how you determined the $15.26 figure.

     WE HAVE REVISED THE DISCLOSURE UNDER THE HEADING "SPECIAL FACTORS - EFFECTS OF THE RECLASSIFICATION ON SHAREHOLDERS GENERALLY - SHARES EXCHANGED FOR SERIES A PREFERRED STOCK" TO EXPLAIN THAT THE $15.26 FIGURE IS BOOK VALUE PER SHARE OF THE COMPANY'S COMMON STOCK AS OF SEPTEMBER 30, 2006.

12. Under the Antidilution Adjustments on page 7, or in a similar section on page 39, please expand upon the mechanism to disclose how this will affect preferred stock holders. We also suggest the use of examples. For example, explain when and what preferred shareholders will receive if there is a common stock split or dividend.

     WE HAVE REVISED THE DISCLOSURE UNDER "PROPOSAL 1: APPROVAL OF THE SERIES A PREFERRED STOCK - TERMS OF THE SERIES A PREFERRED STOCK TO BE ISSUED IN THE RECLASSIFICATION - ANTIDILUTION ADJUSTMENTS" ACCORDINGLY.

13.  Please disclose to what extent the preferred stock is callable.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Fairness of the Reclassification, page 10
-----------------------------------------

14.  Please provide separate listings of the pros and cons relating to fairness.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

15. Please revise to also address the fairness between the value of an individual share of common stock versus an individual share of preferred stock. We note the sentence bridging pages 10 and 11 that addresses the total value.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Q & A, page 13
--------------

16. You appear to have a typo at the next to last question on page 14 where you reference cash. Please revise.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Background of the Reclassification, page 17
-------------------------------------------

17. Please disclose the price at which shareholders were to have been cashed out in the prior, family-group transaction.


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                                              Securities and Exchange Commission
                                                               February 15, 2007
                                                                          Page 4


     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Effects of the Reclassification on Unaffiliated Shareholders, page 26
---------------------------------------------------------------------

18. Please consider moving this disclosure up to follow the information for all common stock shareholders, provided on page 25.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Federal Income Tax Consequences, page 17
-----------------------------------------

19.  Please disclose that the views expressed here are those of management.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Pro Forma Effect, page 19
--------------------------

20. Please disclose the assumptions used to derive the figure of 106,605. Where appropriate, also discuss the impact on individual shareholders of a change in this figure.

     WE HAVE REVISED THE DISCLOSURE ACCORDINGLY.

Pro Forma Consolidated Statements of Operations, page 55
--------------------------------------------------------

21. We note your disclosure on page 9 that the holders of Series A Preferred Stock are entitled to a 10% preference in the distribution of dividends, when and if declared and paid by CBC Holding Co., so that the holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than 110% of that paid to common shareholders prior to the receipt of dividends by the holders of common stock. Since it appears that your Series A Preferred Stock are participating securities under paragraph 60(a) of SFAS 128 and EITF 03-6, please tell us how you determined that the two-class method of computing EPS was not applicable. If you determine that the two-class method is applicable, please provide us with your revised calculations and revise your pro forma presentation accordingly.

     UPON FURTHER REVIEW, WE HAVE DETERMINED THAT THE TWO-CLASS METHOD IS APPLICABLE AND HAVE REVISED OUR CALCULATIONS ACCORDINGLY. BASED UPON A DISTRIBUTION WEIGHT OF 84.2% OF UNDISTRIBUTED EARNINGS BEING ALLOCATED TO COMMON STOCK [COMMON SHARES / (TOTAL SHARES + (PREFERRED SHARES * 10% PREMIUM))], BASIC EARNINGS PER SHARE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 WOULD BE $0.98 PER SHARE OF COMMON STOCK AS NO DIVIDENDS WERE DECLARED DURING THE PERIOD. BASED UPON THE SAME DISTRIBUTION RATE AND ACCOUNTING FOR DISTRIBUTED EARNINGS OF $0.17 PER SHARE, BASIC EARNINGS PER SHARE FOR THE YEAR ENDED DECEMBER 31, 2005 WOULD BE $1.19 PER SHARE OF COMMON STOCK.

22. Notwithstanding the above, we note your disclosure on the same page that the shares of Series A Preferred Stock automatically convert to shares of common stock immediately prior to a Change in Control, with each share of Series A Preferred Stock being convertible into one share of


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                                              Securities and Exchange Commission
                                                               February 15, 2007
                                                                          Page 5


     common stock, subject to anti-dilution agreement. Referring to the guidance in paragraphs 30-35 of SFAS 128, please tell us how you considered the impact of the Series A Preferred Stock contingent conversion feature on your calculation of pro forma diluted earnings per share. If you determine that these shares should be excluded from your calculation of pro forma diluted earnings per share, please revise your pro forma presentation accordingly.

     UPON FURTHER REVIEW, WE HAVE DETERMINED THAT PREFERRED SHARES SHOULD BE EXCLUDED FROM THE PRO FORMA DILUTED EARNINGS PER SHARE CALCULATION AS CONVERSION OF THESE SHARES IS CONTINGENT UPON A SALE OF THE BUSINESS. AS NO ADDITIONAL DILUTIVE SECURITIES EXIST, DILUTED EARNINGS PER SHARE WOULD BE THE SAME AS BASIC EARNINGS PER SHARE.



                                       ***

     Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-4561. My fax number is (404) 572-6999.

                                        Very truly yours,

                                        /s/ James C. Wheeler
                                        James C. Wheeler

cc:  Mr. George M. Ray
     Mr. Grayson Dent
     Kathryn L. Knudson, Esq.
     Lauren G. Brown, Esq.